Exhibit 1.02

Conflict Minerals Report

Colfax Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is June 2, 2014.

Unless the context indicates otherwise, the terms “we,” “its,” “us,” and “our” refer to Colfax Corporation and its consolidated subsidiaries. As used herein, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview

For 2013, each of our in-scope products contained Conflict Minerals content for which we were unable to determine the origin. Product information in respect of 2013 is described under “Product Information; Additional Risk Mitigation Efforts” below. However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) ( the “OECD Guidance”).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems (“Step One”);

2.	Identify and assess risk in the supply chain (“Step Two”);

3.	Design and implement a strategy to respond to identified risks (“Step Three”);

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.	Report on supply chain due diligence (“Step Five”).

The implementation of our due diligence measures in respect of 2013 and thereafter is discussed separately in the sections below.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2013. These are not all of the measures that we took in furtherance of our Conflict Minerals Policy and Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, certain of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	We adopted a policy for the supply chain of Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy is summarized in the Form SD to which this Conflict Minerals Report is an exhibit. We communicated the policy internally to our sourcing teams and to selected suppliers. The Conflict Minerals Policy also was posted on our website.

b.	We created a team of senior staff under the Senior Vice President, Colfax Business System (“CBS”) and Supply Chain and General Counsel charged with creating and implementing our Conflict Minerals compliance strategy. The working group also included representatives from each business platform. We supplemented our compliance efforts with specialist outside counsel.

c.	Selected internal personnel were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

d.	We developed an electronic questionnaire interface in conjunction with a third-party vendor (the “Electronic Interface”), based in part on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”), to identify smelters and refiners in our supply chain.

e.	We established procedures for the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

f.	In addition to communicating our Conflict Minerals Policy to selected suppliers as indicated above, we furnished suppliers that we determined to potentially be in-scope for 2013 (“Suppliers”) with an introductory letter describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

g.	We developed contractual terms relating to Conflict Minerals and incorporated them into selected supplier contracts.

h.	We established a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	We requested in writing that the Suppliers provide us with information through the Electronic Interface concerning the usage and source of Conflict Minerals in their in-scope products, as well as information concerning their related compliance efforts. In the introductory communication relating to the request, we communicated our expectation that the request be complied with in an accurate and thorough manner. We followed up by email or phone as we deemed appropriate with Suppliers that did not respond to the request within the specified time frame.

b.	Our personnel reviewed the completed responses received from Suppliers. We followed up by email or phone as we deemed appropriate with Suppliers that did not answer all of the applicable questions, that did not otherwise provide a written response determined to be suitable by us or that submitted a response that we determined contained errors or inaccuracies, in each case requesting them to submit a revised response. We reviewed Supplier responses to identify and assess risks based on the information provided.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to appropriate members of our legal and supply chain teams, including our Senior Vice President, CBS and Supply Chain and General Counsel.

b.	We undertook additional fact and risk assessments based on the information provided by Suppliers and our independent inquiries.

c.	See “Product Information; Additional Risk Mitigation Efforts” below for additional steps that we intend to take to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilized information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.

Product Information; Additional Risk Mitigation Efforts

Due to the challenges of gathering information from a large, diverse and dynamic supply chain, for 2013, notwithstanding our due diligence efforts, we were unable to determine the origin of the necessary Conflict Minerals contained in our in-scope products. Our in-scope product categories were: (1) gas- and fluid-handling products, consisting of pumps, fluid-handling systems and controls, specialty valves, heavy-duty centrifugal and axial fans, rotary heat exchangers and gas compressors; and (2) welding equipment, cutting equipment and automated welding and cutting systems. For a further discussion of our products, see our Annual Report on Form 10-K for the year ended December 31, 2013. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

However, for 2013, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the Democratic Republic of the Congo or an adjoining country.

We have endeavored to determine the mine or location of origin of the necessary Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with information through the Electronic Interface concerning the source of the Conflict Minerals in the products and components sourced from them and through the flow-down provisions contained in the Conflict Minerals Policy and our supplier contracts.

Risk Mitigation Efforts After December 31, 2013

We intend to take the following additional steps to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups. These steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.

1.	Engage with applicable Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

2.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

3.	Communicate to new suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them and required adherence to contractual sourcing requirements. In addition, as new suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.